VF 3/7/03

**AM 3/5/03

SECURITIE[redacted]SION

03014512

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Links Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Todd Morley **(212) 644-2876**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 04 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

AFFIRMATION

We, Jonathan Todd Morley and Robert C. Holmén, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Links Securities LLC, for the year ended December 31, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Jonathan Todd Morley
Chief Executive Officer

Robert C. Holmén
Chief Financial Officer

Sworn and subscribed to before me this
24 day of February, 2003.

SAMANTHA MARET
Notary Public, State of New York
No. 01MA6080246
Qualified in Kings County
Commission Expires Sept. 9, 2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Links Securities LLC

We have audited the accompanying statement of financial condition of Links Securities LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Links Securities LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

LINKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 11,771,939
Receivables:	
Fees	177,000
Clearing organization	1,950,467
Parent and affiliates	2,694,179
Furniture, fixtures and leasehold improvements - at cost less accumulated depreciation and amortization of $339,890	155,802
Goodwill	21,289,580
Other assets	89,035
TOTAL ASSETS	$ 38,128,002

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Payable to affiliates	$ 391,361
Accrued expenses and other liabilities	3,505,314
TOTAL LIABILITIES	3,896,675
MEMBER'S CAPITAL	34,231,327
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 38,128,002

See notes to statement of financial condition.

LINKS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. GENERAL

Basis of Presentation – Links Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Security Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of Links Holdings LLC (the "Parent") which is majority-owned subsidiary of The Guggenheim Group LLC ("Guggenheim").

The Company is engaged in securities brokerage which comprises of several classes of services, including agency transactions and investment banking.

Pursuant to an agreement between the Company and ABN AMRO Inc. ("ABN"), all securities transactions of the Company are cleared through ABN, and its customers are introduced and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. At December 31, 2002, there were no cash equivalents. All cash is on deposit at US Trust.

Use of Estimates – The financial statement is presented in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the financial statements and related disclosures. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ materially from those estimates.

Furniture, Fixtures and Leasehold Improvements – Furniture, fixtures and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of the assets ranging from 4 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Fair Value of Financial Instruments – Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Investment Banking – Underwriting revenues are recorded when services for the transaction are substantially complete. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Commissions – Commissions and related clearance expenses are recorded on a trade date basis as securities transactions occur.

Goodwill – Goodwill which was recognized as a result of the acquisition of the Parent by the Guggenheim in 2001 has been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*. Goodwill is subject to review annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, which was adopted in 2001. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition or results of operations.

Accounting Pronouncement – In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Company will adopt FIN 45, as required in fiscal year 2003, and believes that FIN 45 will not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51* ("FIN 46"). FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created after January 31, 2003. The provisions of FIN 46 should be applied to entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company will adopt FIN 46 as required in 2003 and does not believe that FIN 46 will have a material impact on the financial statements.

3. RELATED PARTY TRANSACTIONS

The Company operates under an administrative support agreement with Guggenheim in an effort to reduce costs and improve the overall level of organizational efficiency. Under this agreement, certain expenses are paid centrally and charged to the Company through intercompany accounts. At December 31, 2002, payable to affiliates consists mainly of the unreimbursed cost of employee compensation and benefits paid on behalf of the Company under this agreement.

The Company provides various services for the Parent, its affiliates and employees. These items are charged back to the other entities and individuals at cost.

Additionally, the Company provides funding for affiliates. At December 31, 2002, receivables from Parent and affiliates includes amounts due the Company for reimbursement of expenses and funding provided.

The Company occupies space leased by the Parent. The Parent contributes this space to the Company.

4. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space and equipment with remaining terms ranging from one to three years.

At December 31, 2002, minimum future operating lease payments were as follows:

Years ending December 31,	Amount
2003	$ 70,384
2004	60,186
2005	18,905
Total	$ 149,475

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position over and above any previously accrued amounts.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer Activities – Customer securities transactions are cleared through ABN on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and ABN provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from ABN on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

6. INCOME TAXES

The Company is a single member LLC and is thus a disregarded entity under Federal treasury regulations. New York State, New York City and Georgia recognize the federal entity classification of a single member LLC as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, and local income taxes is required as its member is responsible for reporting income or loss, based on its share of the Company's income or expenses, under applicable income tax jurisdictions.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company's regulatory net capital of $9,825,731 exceeded the minimum requirement by $9,565,953. The Company's net capital ratio was 0.40 to 1.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

8. 401(k) PLAN

The Company has a 401(k) plan (the "Plan") covering all employees. The Company pays all administrative fees relating to the Plan.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 21, 2003

Links Securities LLC
135 East 57th Street
New York, NY 10022

In planning and performing our audit of the financial statements of Links Securities LLC (the "Company") for the year ended December 31, 2002, on which we have issued our report dated February 21, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP